Mail Stop 3561

By U.S. Mail and facsimile to (504) 576-2187

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer
Entergy Services, Inc.
P.O. Box 61000
New Orleans, LA 70161

> **Re:** **Entergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2008**
> **Form 10-Q for Period Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Period Ended June 30, 2008**
> **Filed August 7, 2008**
> **File No. 001-11299**

Dear Mr. Bunting:

We have reviewed your response letter dated October 13, 2008 and have the following additional comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Annual Report on Form 10-K For Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

1. We note your response to comment one in our letter dated September 29, 2008. In that response, you state that in future filings you will clarify certain section headings and provide additional disclosure regarding the factors affecting future power prices in response to our comments. Please provide us with your intended disclosure for the future filings.

******

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

   Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director